UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

PAGSEGURO DIGITAL LTD.
(the “Company”)
MINUTES of the Annual General Meeting of Members of the Company held at Av. Brigadeiro Faria Lima, 1384, São Paulo, SP, Brazil, 01451-001, at 11 a.m. (local São Paulo time) on May 27, 2025.

Present:	Maria Judith de Brito, Director and Chairman Eduardo Alcaro, Director Members present in person listed in Schedule 1 Members represented by proxy listed in Schedule 2
In attendance:	Victoria Rozsavolgyi Bortolin
1.CHAIRMAN
In the absence of Luis Frias and in accordance with article 18.4 of the Company’s amended and restated articles of association (the “Articles”), the directors present hereby elect one of their number, Mrs. Maria Judith de Brito, to chair the meeting and Mrs. Maria Judith de Brito has agreed to act as chairman to the meeting (the “Chairman”).
2.OPENING OF MEETING
The Chairman opened the meeting and reported that due notice of the meeting had been given to those members entitled to receive it in accordance with the Company’s Articles and declared that, as a quorum was present, the meeting was duly convened.
3.BUSINESS OF THE MEETING
The Chairman reported that business of the meeting was to consider and, if thought fit, pass the proposed resolutions set out in the notice of the meeting.
4.FINANCIAL STATEMENTS
The Chairman noted that the audited consolidated financial statements of the Company for the year ended December 31, 2024 together with the auditor’s report thereon were laid before the meeting.
IT WAS RESOLVED THAT the audited consolidated financial statements of the Company for the year ended December 31, 2024 together with the auditor’s report thereon be and are received and adopted.

5.LONG TERM INCENTIVE PLAN
IT WAS RESOLVED THAT the ratification of a Long-Term Incentive Plan (the “LTIP Goals”) in the form approved by the directors and filed as an exhibit to the annual report for the year ended December 31, 2024 on Form 20-F be and is hereby approved and sanctioned, subject to the number of Shares granted under the LTIP Goals in any financial year not exceeding one percent of the total issued and outstanding Class A Common Shares of the Company in any such year.
6.DIRECTOR ELECTIONS
IT WAS RESOLVED THAT the following persons be and are hereby re-elected as directors of the Company to hold office until the next Annual General Meeting of the Company or until their respective successors have been elected or appointed or their office is otherwise vacated:
-    Luis Frias
-    Maria Judith de Brito
-    Eduardo Alcaro
-    Maria Carolina Lacerda
-    Cleveland Prates Teixeira
-    Marcia Nogueira de Mello
7.PRIOR ACTS
IT WAS RESOLVED THAT all actions taken by the directors and officers of the Company in relation to the business of the Company during the financial year ended December 31, 2024 and up to the date of this meeting be and are hereby ratified and confirmed.
8.CLOSE
There being no further business to be transacted the Chairman declared the meeting closed.

/s/ Maria Judith de Brito
Name: Maria Judith de Brito
Title: Chairman

SCHEDULE 1
Shareholders present in person

Name of Shareholder	Number of Class A Shares	Number of Class B Shares
-	0	0

SCHEDULE 2
Shares represented by proxy

Number of Class A Shares represented by Proxy	Number of Class B Shares represented by Proxy
96,810,285	120,459,508

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 28, 2025

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer